SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-6440

                           NOTIFICATION OF LATE FILING

(Check one):

/ / Form 10-K and Form 10-KSB
/ / Form 11-K
/ / Form 20-F
/X/ Form 10-Q and Form 10-QSB
/ / Form N-SAR

For Period Ended:   JUNE 30, 1999
                  -----------------

/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: FINANCIAL STATEMENTS
                                                          ----------------------
(PART I, ITEM 1) AND MANAGEMENT'S DISCUSSION AND ANALYSIS (PART I, ITEM 2)
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                                     PART I
                             REGISTRANT INFORMATION

Q-SEVEN SYSTEMS, INC.
(Full name of registrant)

DOWNSTREAM INCORPORATED - DSI
(Former name, if applicable)

FROHNKAMP 18
(Address of principal executive office)

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40789 MONHEIM, GERMANY
(City, state and zip code)


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     THE REGISTRANT IS IN THE PROCESS OF CHANGING ITS INDEPENDENT ACCOUNTANT AS PART OF THE PROCESS OF PREPARING TO ESTABLISH AN OFFICE IN NEW YORK. IN ADDITION, THE BUSINESS IN WHICH THE REGISTRANT IS ENGAGED HAS CHANGED CONSIDERABLY, DUE TO A PREVIOUSLY REPORTED ACQUISITION. LOGISTICAL PROBLEMS ARISING FROM THESE CIRCUMSTANCES HAVE MADE IT DIFFICULT FOR SALIBELLO & BRODER, THE ACCOUNTING FIRM THAT THE REGISTRANT SELECTED TO ASSIST IT IN COMPILING ITS QUARTERLY FINANCIAL STATEMENTS, TO OBTAIN ALL DATA AND INFORMATION NECESSARY TO PREPARE ON TIME THE FINANCIAL STATEMENTS REQUIRED TO BE FILED IN CONNECTION WITH FORM 10-QSB. CONSEQUENTLY, ITEMS REQUIRING FINANCIAL INFORMATION FOR THEIR COMPLETION, I.E., PART I, ITEM 1, FINANCIAL STATEMENTS, AND PART I, ITEM 2, MANAGEMENT'S DISCUSSION AND ANALYSIS, COULD NOT BE PREPARED AND FILED WITHIN THE PRESCRIBED TIME PERIOD.



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

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  PHILIPP KRIEPENDORF                                   011-49-2173-330360
-----------------------                           ------------------------------
(Name)                                            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  /X/ Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  /x/ Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     DUE TO A PREVIOUSLY REPORTED ACQUISITION, THE BUSINESS OF THE REGISTRANT HAS CHANGED CONSIDERABLY. AS A RESULT OF THIS CHANGE, THE REGISTRANT'S NET INCOME FROM OPERATIONS HAS INCREASED FROM $19,582 (FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998) TO APPROXIMATELY $32,266 (FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999). THE REGISTRANT'S REVENUES HAVE INCREASED FROM $104,017 (FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998) TO APPROXIMATELY $434,917 (FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999). THE REGISTRANT'S TOTAL ASSETS HAVE INCREASED FROM $38,230 (FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999) TO APPROXIMATELY $194,047 (FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999).


                              Q-SEVEN SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned therunto duly authorized.

     Date: August 17, 1999                          By: /s/ Philipp Kriependorf
                                                        ------------------------
                                                        Philipp Kriependorf
                                                        President


                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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                                INDEX TO EXHIBITS

EXHIBIT NUMBER          DESCRIPTION

99.1                    Letter from Salibello & Broder






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